R. Randall Wang Partner Direct: (314) 259-2149 rrwang@bryancave.com

October 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Tim Buchmiller

Re:	Reinsurance Group of America, Incorporated Definitive Proxy Statement Filed April 11, 2007 Comment Letter dated August 22, 2007 File No. 001-11848

Dear Mr. Buchmiller:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 22, 2007 (the “Comment Letter”) with respect to the definitive proxy statement filed with the Commission by Reinsurance Group of America, Incorporated (the “Company”) on April 11, 2007 in connection with the Company’s 2007 Annual Meeting of Shareholders.

Set forth below are the Company’s responses to the Comment Letter. For ease of reference, we reproduce below the comments, and include the Company’s response under each comment.

Compensation Discussion and Analysis, page 7

1.

Please expand your Compensation Discussion and Analysis to discuss and analyze how specific forms of compensation are structured and implemented to reflect your named executive officer’s individual performance and the elements of individual performance that are taken into account in determining compensation. Refer to Item 402(b)(2)(vii) of Regulation S-K.

The Company plans to expand Compensation Discussion and Analysis in its 2008 proxy statement to clarify further that the individual performance of named executive officers has not materially affected compensation. For example, the 2008

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

proxy statement would be revised from the corresponding sections of the 2007 proxy statement as follows:

Under “Company Compensation Policies – Base Salaries,” on page 10, the following sentence would be added to the end of the first paragraph: “The Committee did not consider individual performance to a material extent.”

Under “ – Annual Management Incentives,” the last two sentence of the 3rd paragraph (which is the 2d paragraph on page 11) would be revised as follows:

“The MIP allocation for all of the named executive officers is based solely on overall company results with no specific allocation for divisional or individual performance; accordingly, divisional and individual performance do not affect the size or payout of individual awards to named executive officers. We do, however, consider divisional and individual performance when evaluating an executive officer's total compensation, and may from time to time establish a specific MIP allocation for a particular business objective or project. The types of individual performance that may be taken into consideration include contributions toward revenue growth, earnings per share, return on equity capital, expense management, or product or client development, as well as, in certain cases, intangible items such as progress toward achievement of strategic goals, leadership capabilities, or successful completion of a major project in which the officer played a key role.

Under “ – Intermediate and Long-Term Incentives,” on page 12, the following sentence would be added immediately following the third paragraph: “As discussed above under “Benchmarking of Compensation,” the Committee determines a total compensation package for our named executive officers based on an analysis of competitive market conditions and overall company performance. Accordingly, the Committee did not consider individual performance to a material extent in determining the size of PCRS and stock option awards.”

2.

It appears from your disclosure under “Annual Management Incentives” on page 11 that you have established the MIP objectives for 2007. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Please disclose the performance goals that you will apply on a going-forward basis and the specific quantitative and qualitative aspects of the performance objectives that will be used to determine incentive payments and grants. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

The Company believes that the actual targets for 2007 do not constitute “material information that is necessary to an understanding” of its compensation arrangements. The Compensation Discussion and Analysis section, as revised in response to the Comment Letter, will include a comprehensive discussion of the MIP program, including how the levels were determined for the last fiscal year and what levels of performance such levels were intended to incentivize. Further, the section will include the following (subject to adjustment depending on the actual grant compensation decisions):

“The design of our fiscal year 2008 annual incentive plan, including the performance period and the incentive opportunities, are substantially the same as for our fiscal year 2007 annual incentive plan. Financial goals were set in the same manner and with the same weightings as described for fiscal year 2007.

Further, we note that the new executive compensation rules, which were adopted after unprecedented public comment and scrutiny, do not expressly require disclosure of awards made subsequent to the last fiscal year. By contrast, the rules specifically require extensive disclosure of grants made during the last fiscal year. It would appear inappropriate to conclude that a general requirement to disclose the material elements of a company’s compensation programs would be interpreted to require disclosure of current year awards in substantially the same detail as required by the carefully designed tables specified by the new rules.

Moreover, the Company believes that the disclosure of such quantitative performance targets constitute confidential information that would cause substantial harm to the Company’s competitive position in that it would jeopardize its ability to retain critical executive managers. Specifically, the Company believes that public disclosure of such information would harm its ability to compete by revealing to competitors the important details of its incentive compensation structure, which the Company believes serves as an important tool in its efforts to retain talented executives. The Company believes this information could be used by competitors to recruit the Company’s talented executives, which the Company believes would damage its ability to achieve its strategic goals. In particular, the Company notes that it competes in a small, highly specialized industry, with a limited pool of talent.

As discussed in the 2007 proxy statement, the Company has historically used as performance measures the following:

•	operating earnings per share and consolidated revenues for the MIP and
•	growth rates for operating earnings per share and consolidated revenue for PCRS.

The Company issues public guidance in the first quarter of each fiscal year as to expected operating earnings per share and growth in net premiums for the year. The Company does not publicly disclose its consolidated revenue projections. Although operating earnings per share (as used in the public guidance) is the same measure used in the MIP and PCRS programs, the minimum, target and maximum amounts in the programs may or may not correspond to the Company’s public guidance; in some cases in the past, the range or midpoint have differed somewhat.

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

In contrast, net premiums (as used in the public guidance) is a different measure from consolidated revenues used in the incentive programs and excludes, among other things, net investment income.

Accordingly, the Company plans to revise the 2008 proxy statement from the 2007 proxy statement to provide additional disclosure in a new fifth paragraph of “Company Compensation Policies – Annual Management Incentives” on page 12 to disclose certain aspects of the current year awards and to state how difficult it will be for the executive and how likely it will be for the Company to achieve the current year targets (subject to adjustment depending on the actual grant compensation decisions), as follows:

“In [February 2008], the Compensation Committee approved the following MIP awards for the named executive officers, including the performance goals and business criteria, as well as the minimum, target and maximum bonus opportunities, as a percentage of base salary:

	2008 Bonus at Minimum	2008 Bonus at Target	2008 Bonus at Maximum
A Greig Woodring
David B. Atkinson
Jack B. Lay
Paul A. Schuster
Graham Watson

“As in 2007, MIP objectives are tied solely to overall company performance, measured [75]% on annual operating earnings per share and [25]% on annual consolidated revenues, with awards based on a specified percentage of salary. The targets are meant to require substantial efforts by our management toward our strategic goals, but at the same time they are intended to be within reach if such efforts are made, and also provide significant rewards for extraordinary achievement. We believe that goals that are viewed as too difficult to attain would not have the effect of providing appropriate incentive.”

With respect to the PCRS awards, the Company notes that the 2007 proxy statement on page 13 contains the following:

“We established the ITB target and range for revenue growth for the period beginning in 2006 at levels that are consistent with our publicly disclosed intermediate-term goal for that measure. In contrast, we adjusted upward the ITB target and range for the same period for earnings per share growth to a level significantly above our publicly disclosed intermediate-term goal for that measure. As a result, achievement of the target earnings per share growth rate will require a high level of financial and operating performance. We believe the goals and ranges we established for the 2006 grants of PCRS under the ITB are challenging but achievable.”

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

3.

Given that your annual performance-based bonuses and long-term equity incentive compensation awards during 2006 were based on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

The following sentence would be added in the 2008 proxy statement to the end of the last paragraph of “Compensation Philosophy and Objectives,” on page 8: “The Company has not adopted any policies regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.”

Benchmarking of Compensation, page 9

4.

Given that you seek to align your compensation with the market median, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments under each element of compensation actually falls within the targeted parameters.

The Company plans to revise the 2008 proxy statement from the 2007 proxy statement to discuss where it targets each element of compensation against the peer companies and where actual payments actually fall within the targeted parameters. In particular, the Company plans to discuss the relative percentage or quartile of the peer companies which it targets (2007, with respect to the 2008 proxy statement) for purposes of the following elements: base salary, annual management incentives (i.e., the MIP awards); and intermediate and long-term incentives (i.e., PCRS awards and stock options).

Annual Management Incentives, page 11

5.

Your disclosure indicates that the cash bonus payments under the management incentive plan and the equity incentive grants under the intermediate-term bonus plan are linked to the attainment of specific financial and operational goals. Your Compensation Discussion and Analysis, however, does not provide discussion and analysis of the quantitative or qualitative aspects of the necessary goals to be achieved in order for your executive officers to earn incentive compensation under those plans. Please disclose the specific quantitative and qualitative aspects of the performance objectives used to determine incentive payments and grants. Include in your analysis a discussion of how the specific levels were determined and what levels of performance such levels were intended to incentivize. To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available or our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

The Company believes that the discussion regarding immateriality and confidentiality contained in response to Comment 2 apply to these awards as well, even if paid out with respect to the last fiscal year. Although the performance periods for paid-out awards would have been completed, the Company believes that disclosure would nonetheless harm its ability to compete by revealing to competitors the important details of its incentive compensation structure, which the Company believes serves as an important tool in its efforts to retain its key executive managers. As discussed in the response to Comment 2, the Company believes competitors could use prior period information to recruit its key executive managers, which the Company believes would damage its ability to achieve its strategic goals.

The Company plans to revise the 2008 proxy statement from the 2007 proxy statement to provide the additional disclosure to the second paragraph on page 11 of “Company Compensation Policies – Annual Management Incentives” to state how difficult it was expected to be fore the executive and how likely it would be for the Company to achieve the 2007 MIP targets, as follows:

“The targets were meant to require substantial efforts by our management toward our strategic goals, but at the same time they are intended to be within reach if such efforts are made, and also provide significant rewards for extraordinary achievement. We believe that goals that are viewed as too difficult to attain would not have the effect of providing appropriate incentive.”

With respect to the PCRS awards, the Company notes that the 2007 proxy statement on page 13 contains the following:

“We established the ITB target and range for revenue growth for the period beginning in 2006 at levels that are consistent with our publicly disclosed intermediate-term goal for that measure. In contrast, we adjusted upward the ITB target and range for the same period for earnings per share growth to a level significantly above our publicly disclosed intermediate-term goal for that measure. As a result, achievement of the target earnings per share growth rate will require a high level of financial and operating performance. We believe the goals and ranges we established for the 2006 grants of PCRS under the ITB are challenging but achievable.”

Summary Compensation Table, page 16

6.	To the extent applicable, please identify and quantify the various items that are aggregated under “All Other Compensation.” Refer to Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K.

Footnote 6 in the 2008 proxy statement will be revised to provide the specific items that were aggregated in the disclosure.

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

Director Compensation for Fiscal 2006, page 27

7.

Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management’s Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

The following would be added to the end of footnote 2 on page 27 in the 2008 proxy statement: “Pursuant to SEC rules, the amounts shown disregard estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions, refer to note 17 of the RGA financial statements in the Form 10-K for the year ended December 31, 2007, as filed with the SEC.”

Certain Relationships and Related Person Transactions, page 30

8.

Provide the information required by Item 404(b) of Regulation S-K. For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

In the 2008 proxy statement, the third paragraph under “Certain Relationships and Related Transactions,” would be deleted and the following paragraph would be inserted as the first paragraph in that section:

“In July 2007, our board of directors adopted a policy as part of its corporate governance guidelines that requires advance approval by our board of directors before any of the following persons knowingly enters into any transaction with our company or any of our subsidiaries or affiliates through which such person receives any direct or indirect financial, economic or other similar benefit or interest. The individuals covered by the policy include:

•	any director
•	any nominee for director
•	any executive officer
•	any holder of more than five percent of our voting securities
•	any immediate family member of such a person, as that term is defined in the policy, and
•	any charitable entity or organization affiliated with such person or any immediate family member of such person.

“Transactions covered by the policy include any contract, arrangement understanding, relationship, transaction, contribution or donation of goods or services, but exclude transactions with any of the following:

Securities and Exchange Commission

Attention: Tim Buchmiller

October 25, 2007

•

MetLife, our majority shareholder, if the transaction is entered into in the ordinary course of our business and the terms are comparable to those that are or would be negotiated with an unrelated client or vendor, or

•	any charitable entity or organization affiliated with a director, nominee for director, executive officer, or any immediate family member of such a person if the amount involved is $2,500 or less.”

“Each of the transactions below that commenced on or after July 2007 was ratified or pre-approved in accordance with the foregoing policy, other than reinsurance agreements that fall with the exception described above.

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If you should require any additional information regarding these matters, please do not hesitate to contact the undersigned at 314-259-2149 or by fax at 314-552-8149

Very truly yours,

/s/ R. Randall Wang

R. Randall Wang

cc:     William L. Hutton